Exhibit 1

MTS Receives NASDAQ Conditional Notice of Regaining Listing Compliance

Ra’anana, Israel / River Edge, NJ, USA – August 17, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today announced that based on the Company’s 6-K filing of August 15, 2017, the NASDAQ Staff has determined that the Company complies with Listing Rule 5550(b)(1).

The Company regained compliance after completing the conversion of approximately $1.2 million of debt incurred in connection with the acquisition of Vexigo Ltd. into warrants to acquire 1,200,000 of the Company’s ordinary shares. The warrants have a term of five years and are exercisable at an exercise price of $0 per ordinary share commencing on the second anniversary of their issuance. During the two year period following issuance, the Company has an option to purchase all or a portion of such warrants at a price per share of $1.00. In addition the Company completed the sale of 602,409 of its ordinary shares for an aggregate purchase price of $400,000 in a private placement to certain directors of the Company, certain former beneficial holders of the shares of Vexigo Ltd. and a former officer of the Company.

An unaudited consolidated balance sheet as of June 30, 2017 on an actual basis and on a pro forma basis giving effect to the aforementioned transactions was attached to the Form 6-K. While the NASDAQ Staff has determined that the Company complies with the Listing Rule 5550(b)(1), if the Company fails to evidence compliance upon filing its next periodic report it may be subject to delisting.

As previously announced, the Company has until August 21, 2017 to regain compliance with the $1.00 minimum bid price requirement of NASDAQ. The Company is eligible for an additional 180 calendar days' extension to regain compliance once it meets the continued listing requirement for market value of publicly held shares and all other listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. The Company will seek the 180 days extension, based on its compliance with the continued listing requirements and its intention to cure the deficiency during the second compliance period, by affecting a reverse stock split, if necessary.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com